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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                            SEC File No. 1-15851

(Check One)
     [X] Form 10-K  [_] Form 20-F  [_] Form 11-K  [_] Form 10-Q  [_] Form N-SAR

     For Period Ended: August 31, 2001

     [_] Transition Report on Form 10-K
     [_] Transition Report on Form 20-F
     [_] Transition Report on Form 11-K
     [_] Transition Report on Form 10-Q
     [_] Transition Report on Form N-SAR

     For the Transition Period Ended:

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Items 6, 7, 8 and 14 of Form 10-K.

Part I--Registration Information

     Full Name of Registrant: APW Ltd.

     Former Name if Applicable NA

     Address of Principal Executive Office (Street and Number): N22 W23685 Ridgeview Parkway West

     City, State and Zip Code: Waukesha, Wisconsin 53188-1013

Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  (a)   the reasons described in reasonable detail in Part III of this form could not be  eliminated without unreasonable effort or expense;
[X]  (b)   The subject annual report, semi-annual report, transition
           report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the

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          subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

The Registrant cannot timely file its Form 10-K for the fiscal year ending on August 31, 2001 because it needs additional time to complete the financial statements, including finalizing the audit opinion, and Management's Discussion and Analysis section of the Form 10-K. The Registrant is in discussions with its banking group concerning the terms of its credit facility under its Multi-Currency Credit Agreement and related facilities (collectively, the "Credit Agreements"). The Registrant is seeking amendments and/or waivers to the Credit Agreements and expects to be ready to file its Form 10-K no later than December 14, 2001. Currently the Company has received a forbearance under the Credit Agreements until December 17, 2001 in connection with not meeting its monthly financial sales covenant. The Company intends to negotiate further amendments to its financial covenants in the next two weeks or so. Any reference to omitted sections in the initial filing of the Form 10-K to Item 6 Selected Financial Data, Item 7 Management's Discussion & Analysis, Item 8 Financial Statements and Supplementary Data or Item 14 Financial Statements will be deemed to be references made to the Item 6, Item 7, Item 8 and Item 14 disclosures filed by amendment to the Form 10-K filed pursuant to this Form 12b-25.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

 Richard D. Carroll               (262)        523-7600
 (Name)                        (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [X] Yes       [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

                                                     [_] Yes       [X] No

The Company issued a press release announcing its expected results.

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                    APW Ltd.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   November 29, 2001               By /s/ Richard D. Carroll
                                          -------------------------------------
                                       Richard D. Carroll
                                       Vice President - Chief Financial Officer

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